SUBSCRIPTION AGREEMENT

The undersigned (the "**Investor**") hereby offers to purchase [SHARES] shares of Common Stock (the "**Securities**") offered by Fafco, Inc., a California corporation (the "**Company**"), for a purchase price of $120.38 per share (the "**Purchase Price**"), for an aggregate purchase price of $ $[AMOUNT] .

1.   **Representations and Warranties of Company**. The Company hereby represents and warrants to the Investor that:

1.1   Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as contemplated to be conducted.

1.2   Authority and Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

1.3   No Conflict or Violation. Neither the execution and delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby, nor compliance by any party with any of the provisions hereof, will, in a material fashion, (a) conflict with or result in a violation of any provision of the Company's Articles of Incorporation or Bylaws, (b) conflict with, result in the violation of, default under, termination of, or breach of, any contract, agreement, note, loan, security agreement, pledge agreement or other indebtedness, lease, commitment, license, sublicense, franchise, permit, authorization or concession to which the Company is a party or subject, or (c) result in a violation by the Company of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award.

2. **Representations and Warranties of the Investor**. The Investor hereby represents and warrants to the Company as follows:

2.1   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

2.2   If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that the Securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

2.3   Tax Liability. The Investor has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. The Investor has relied solely on such advisors and not on any statements or representations of the Company or any of its agents. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

2.4   Additional Issuances. The Investor understands and acknowledges that during or at any time after the completion of the offering in which the Securities are being sold to the Investor, the Company may sell Securities to other investors at a price lower than the purchase price paid by the Investor hereunder.

3. Uncertificated shares. The Investor acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the Investor's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

4. Repurchase Rights. The Company may, at any time, repurchase the Securities from the Investor by delivering the Investor written notice along with payment in an amount equal to the Purchase Price, multiplied by 5% for each year the Investor has held the Securities (or a pro rata portion thereof for partial years). Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

5. Proxy.

5.1   If the Purchase Price for the Securities is less than $25,000, the Investor hereby appoints the Chief Executive Officer of the Company (the "**CEO**"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

5.2   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to this Section (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

    5.3 A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

    5.4 The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

  6. <u>Miscellaneous</u>.

    6.1 <u>Notice</u>. Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

    6.2 <u>Successors & Assigns</u>. The rights and obligations of the parties hereunder shall inure to the benefit of and shall be binding upon their successors and assigns.

    6.3 <u>Governing Law; Venue</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law; and the courts of Butte County, California, shall have sole and exclusive jurisdiction over any action or proceeding brought under or pursuant to this Note.

    6.4 <u>Severability</u>. Every provision of this Agreement is intended to be severable. If any term or provision hereof is declared by a court of competent jurisdiction to be illegal or invalid, such illegal or invalid term or provision shall not affect the balance of the terms and provisions hereof, which terms and provisions shall remain binding and enforceable.

    6.5 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____ .

COMPANY:

FAFCO, Inc., a California Corporation

Founder Signature

Name: Bob Leckinger

Title: CEO

Read and Approved (For IRA Use Only):   **INVESTOR:**

By: _____   By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

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